Exhibit 99.1

Cheche Group Announces Extraordinary General Meeting

BEIJING, China – May 28, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that an extraordinary general meeting of the Company (the “Meeting”) will be held at 10 A.M. on June 12, 2026, Beijing time (10 P.M. on June 11, 2026, U.S. Eastern time) at 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng District, Beijing 100088, China. The Company has established the close of business on May 22, 2026, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. The purpose of the Meeting includes, among others:

(1) to approve and effect a share consolidation whereby every thirty-five (35) issued and unissued class A ordinary shares of par value of US$0.00001 each be consolidated into one (1) class A ordinary share of par value US$0.00035 each (the “Class A Ordinary Share”), and every thirty-five (35) issued and unissued class B ordinary shares of par value US$0.00001 each be consolidated into one (1) class B ordinary share of par value US$0.00035 each (the “Class B Ordinary Share”) (the “Share Consolidation”), subject to shareholders’ approval and becoming effective on such date as determined by the chairman of the Board or any committee or any officer; and

(2) to approve the amendment of the Company’s memorandum and articles of association currently in effect (the “Current M&A”) and the adoption of a new memorandum and articles of association to reflect the Share Consolidation (the “New M&A”).

Copies of the notice of the Meeting and the form of proxy are available on the Company’s corporate investor relations website at https://ir.chechegroup.com/.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aumadvisors.com

(646) 652-7185